Exhibit 21.1
PROSPER MARKETPLACE, INC. SUBSIDIARIES

Entity Name	State of Organization
BillGuard, Inc.	Delaware
Prosper Funding LLC	Delaware
Prosper Healthcare Lending LLC	Delaware
Prosper Grantor Trust	Delaware
Prosper Marketplace Issuance Trust, Series 2023-1	Delaware
Prosper Marketplace Issuance Trust, Series 2024-1	Delaware
Prosper Credit Card 2024-1 Issuer LLC	Delaware